UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __________)*

Melco Resorts & Entertainment Limited
(Name of Issuer)
American Depository Receipts ("ADR"), each representing three ordinary shares
(Title of Class of Securities)
585464100
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form

displays a currently valid OMB control number.

CUSIP No. 585464100	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS
1. Avula Rama Krishna : ###-##-#### 2. ARGA Investment Management, LP: 27-2341610
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
1. Avula Rama Krishna: United States 2. ARGA Investment Management, LP: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
19,495,657 ADR units
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER 28,758,479 ADR units

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1. Avula Rama Krishna: 28,758,479 ADR units 2. ARGA Investment Management, LP: 28,758,479 ADR units
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (see instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1. Avula Rama Krishna: 6.46% 2. ARGA Investment Management, LP: 6.46%
12.	TYPE OF REPORTING PERSON* (see instructions)
1. Avula Rama Krishna = IN & HC (individual & control person) 2. ARGA Investment Management, LP = IA (investment adviser)

CUSIP No. 585464100	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:
Melco Resorts & Entertainment Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices:
38th Floor, The Centrium 60 Wyndham Street Central, Hong Kong
Item 2(a).	Name of Person Filing:
This schedule 13G is being jointly filed by ARGA Investment Management, LP (the "Manager"), a limited partnership under the laws of Delaware, and Avula Rama Krishna with respect to the ownership of Level II American Depository Receipts of the Issuer ("ADRs") by private funds over which the Manager has investment discretion and/or voting power (the "Funds"). The Manager and Avula Rama Krishna are collectively referred to in this Schedule 13G as "Reporting Persons."
Item 2(b).	Address of Principal Business Office, or if None, Residence:
1. Avula Rama Krishna, c/o ARGA Investment Management LP, 1010 Washington Blvd., 6th Fl., Stamford, CT 06901 2. ARGA Investment Management LP, 1010 Washington Blvd., 6th Fl., Stamford, CT 06901
Item 2(c).	Citizenship:
The Manager is a limited partnership organized under the laws of Delaware. Avula Rama Krishna is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
ADRs
Item 2(e).	CUSIP Number:
585464100

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1) (ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 585464100	13G	Page 4 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1. Avula Rama Krishna: 28,758,479 ADR units 2. ARGA Investment Management, LP: 28,758,479 ADR units

(b)	Percent of class: 1. Avula Rama Krishna: 6.46% 2. ARGA Investment Management, LP: 6.46%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote 1. Avula Rama Krishna: 0 2. ARGA Investment Management, LP: 0,

	(ii)	Shared power to vote or to direct the vote 1. Avula Rama Krishna: 19,495,657 ADR units 2. ARGA Investment Management, LP: 19,495,657 ADR units,

	(iii)	Sole power to dispose or to direct the disposition of 1. Avula Rama Krishna: 0 2. ARGA Investment Management, LP: 0,

	(iv)	Shared power to dispose or to direct the disposition of 1. Avula Rama Krishna: 28,758,479 ADR units 2. ARGA Investment Management, LP: 28,758,479 ADR units

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 585464100	13G	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2023
(Date)
/s/ Neda Clark
(Signature)
Neda Clark/Chief Compliance Officer
(Name/Title)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 585464100	13G	Page 6 of 6 Pages

Attachment to 13G

1. Items 4.A (a) and 4. A (b) of Schedule 13G

As of December 31, 2022, the Funds and Separate Managed Accounts (collectively, “Accounts”) were the legal owner of 28,758,479 Level II American Depository Receipts, representing 86,275,437 ordinary shares (each ADR representing 3 ordinary shares). Based on there being 1,335,266,469 ordinary shares, as reported in Bloomberg as well as INDATDA iPM, our back office system which derives its numbers from an automatic feed from Thomson Reuters, the Accounts’ holdings represent approximately 6.46% of the outstanding ordinary shares. No individual account holds more than 5% of the outstanding ordinary shares.

The Manager serves as investment manager to the Accounts and has voting power over 19,495,657 ADR units and discretionary authority over 28,758,479 units (86,275,437 ordinary shares) representing 6.46% of outstanding ordinary shares. Accordingly, the Manager may be deemed to be the beneficial owner of 6.46% of the outstanding ordinary shares.

Avula Rama Krishna owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Manager by virtue of his interest in the Manager.

Each of the Reporting Persons disclaims beneficial ownership of the ADR units (and ordinary shares) of the Issuer held by the Accounts, except to the extent of any pecunicary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

2. Item 4.A (c) of Schedule 13G

As of December 31, 2022, each of the Reporting Persons may be deemed to have the power to vote or to direct the voting of 19,495,657 ADR units and/or to dispose or to direct the disposition of the 28,758,479 ADR units (86,275,437 ordinary shares) held by the Accounts.

Each of the Reporting Persons disclaims beneficial ownership of the shares of ADR units (and ordinary shares) of the Issuer held by the Accounts, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.